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                               SEVERANCE PAY PLAN
                                  FOR EMPLOYEES
                                OF PENTACON, INC.
                       AND ITS SUBSIDIARIES AND AFFILIATES
                                 (Non-Officers)

                       -----------------------------------

                          and Summary Plan Description

                       -----------------------------------


                        Effective as of November 5, 2001

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1.   PURPOSE AND DEFINITIONS.

     The purpose of this Severance Pay Plan for Eligible Employees of Pentacon, Inc. (the "Plan") is to provide severance benefits to Eligible Employees of Pentacon, Inc. and/or its subsidiaries and affiliates ("Pentacon" or the "Company") who are employed in the United States, and whose employment relationship is involuntarily terminated at the initiative of Pentacon for reasons other than Good Cause (as defined below), and who are thereafter unemployed as a result of such termination. This Plan is intended to be a "welfare benefit plan" within the meaning of Section 3(1) of ERISA (as defined below).

     As used throughout the Plan, unless otherwise clearly or necessarily indicated by context:

     (a)  "CASH SEVERANCE BENEFIT" means the severance benefit described in
          Section 5(a)(i) of the Plan.

     (b)  "COMPANY" means Pentacon, Inc. and its subsidiaries and affiliates.

     (c) "COVERED TERMINATION" means a termination event giving rise to severance benefits under this Plan as detailed in Section 4 below.

     (d) "ELIGIBLE EMPLOYEE" means an employee who is eligible to receive severance benefits in accordance with Section 3 below.

     (e) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, together with applicable regulations thereunder.

     (f) "GOOD CAUSE" means an Eligible Employee's (i) unwillingness, substantial failure or willful refusal to perform duties and responsibilities of their job as required by Pentacon, (ii) violation of any fiduciary duty owed to Pentacon, (iii) conviction of a felony or misdemeanor, (iv) dishonesty, (v) theft, (vi) violation of Pentacon rules or policies, or (vii) egregious conduct, such as insubordination, that has or may have a detrimental impact on Pentacon and its employees. Good Cause shall be determined by the Plan Administrator in its sole and absolute discretion.

     (g) "INVOLUNTARY REDUCTION IN FORCE" means an involuntary termination of the employment relationship without Good Cause due to the elimination of an Eligible Employee's position as a result of a reduction in personnel, declining business, discontinuance of operations, location closings or corporate restructuring.

     (h) "NOTICE PERIOD" means the period described in Section 5(b) of the Plan.

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     (i)  "PAY" means (i) in the case of a salaried employee, their annualized final base salary divided by 52, or (ii) in the case of an hourly employee, their hourly straight-time rate of final base pay from Pentacon (A) times 40 in the case of a full-time employee, or (B) times the number of their other regularly scheduled hours (or 30 if there are no regularly scheduled hours) in the case of a part-time employee. Pay shall be determined at the time of termination of employment without reduction for any salary or wage reduction contributions made to Company-sponsored plans, and shall exclude commissions, overtime pay, bonuses and any other remuneration.

     (j) "QUIT" means a voluntary termination of the employment relationship initiated by an Eligible Employee, including the abandonment of employment.

     (k)  "RELEASE" shall have the meaning set forth in Section 3(b) below.

     (l) "SERVICE" means an Eligible Employee's regular employment with Pentacon, calculated on the basis of the employee's most recent hire date. Prior periods of employment shall be disregarded for purposes of calculating Service (whether for determining an Eligible Employee's Cash Severance Benefit or Notice Period) under this Plan.

     (m) "VOLUNTARY REDUCTION IN FORCE" means a voluntary termination of the employment relationship without Good Cause due to the elimination of an Eligible Employee's position as a result of a reduction in personnel, declining business, discontinuance of operations, location closings or corporate restructuring, which termination is the result of, and in accordance with the terms of, a voluntary reduction in force that has been approved by a Vice President of Human Resources. In no event shall any employee who is part of a Voluntary Reduction in Force be an Eligible Employee or otherwise entitled to benefits under the terms of this Plan.

     (n) "OFFICER" is an employee who is, or has been in the six (6) months preceding his or her termination of employment, appointed or elected as an officer by the Board of Directors of Pentacon, Inc., Pentacon Industrial Group, Inc. or Pentacon Aerospace Group, Inc.

     (o) "VICE PRESIDENT OF HUMAN RESOURCES" means the Vice President of Human Resources for Pentacon, Inc., and/or Pentacon Aerospace Group, Inc. and/or Pentacon Industrial Group, Inc., or their parents or affiliates.

2.   EFFECTIVE DATE.

     This Plan is effective as of November 5, 2001 with respect to Eligible Employees whose employment is terminated by Pentacon on or after such date.

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3.   ELIGIBLE EMPLOYEES.

     (a) An employee is eligible to receive severance benefits under this Plan if the employee:

          (i)   is a regular full-time or part-time:

                (A) salaried employee of Pentacon (scheduled to work 20 or more hours per week), or

                (B) hourly employee of Pentacon (scheduled to work 20 or more hours per week);

          (ii) is employed in the United States by the Company and is not an Officer;

          (iii) is not a temporary worker, worker leased from an unrelated third party, consultant, independent contractor or any other type of worker who is not treated by the Company as a common law employee (whether or not such worker may be determined by a court of competent jurisdiction or relevant federal agency to be a common law employee of the Company);

          (iv) is not covered by a collective bargaining agreement between Pentacon and a labor organization unless such agreement expressly provides for coverage under the Plan;

          (v) is terminated as part of a Covered Termination in accordance with Section 4;

          (vi) is not entitled to severance benefits from Pentacon under another plan, arrangement or program or a separate agreement unless such plan, arrangement, program or agreement expressly provides for coverage under the Plan; and

          (vii) timely executes a Release (as described in subsection (b) below).

     (b) All benefits under this Plan, other than notice pay (see Section 5(b) below) and PPL payments (see Section 5(c)), shall be provided in consideration for, and conditioned upon, execution of the release by the Eligible Employee of all current or future claims, known or unknown, arising on or before the date of the release against Pentacon, its affiliates or their respective officers, substantially in the applicable form attached hereto as Appendix A, as amended from time to time (the "Release"). No benefits, other than notice pay and PPL payments, shall be payable under this Plan unless the Eligible Employee has returned to Pentacon all property of Pentacon and any information of a proprietary nature in their possession.

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4.   COVERED TERMINATIONS.

     The benefits described in Section 5 will be payable to an Eligible Employee if that Eligible Employee is part of an Involuntary Reduction in Force, except that in no event shall benefits be payable:

     (a) to an employee who is discharged for Good Cause, Quits, or otherwise voluntarily terminates their employment;

     (b)  upon the death of an employee during active employment;

     (c) if the employee's termination is due to the employee's failure to timely return to work upon expiration of an authorized leave of absence. Such an employee will be separated as a Quit;

     (d) if the employee is transferred to an affiliate or other location of the Company; provided, however, that an Eligible Employee whose employment is terminated as a result of their refusal to transfer to an affiliate or another Company location that is more than 50 miles from their current work location shall not be ineligible for benefits hereunder by reason of such refusal;

     (e) if Pentacon is merged into another entity or otherwise reorganized and the employee is offered employment with any successor entity; provided, however, if an Eligible Employee is offered employment with any successor entity and such Eligible Employee refuses such employment because it would require that Eligible Employee to transfer to a location which is more than 50 miles from their current work location, such Eligible Employee shall not be ineligible for benefits hereunder by reason of such refusal;

     (f) if the division or other business unit or operation at which the employee works is sold or otherwise disposed of and the employee is offered employment with the acquirer or an entity related to the acquirer; provided, however, if the Eligible Employee is offered employment with the acquirer or an entity related to the acquirer and such Eligible Employee refuses such employment because it would require that Eligible Employee to transfer to a location which is more than 50 miles from their current work location, such Eligible Employee shall not be ineligible for benefits hereunder by reason of such refusal. Moreover, if an Eligible Employee who is receiving benefits hereunder because they were not offered employment with the acquirer is subsequently offered employment with such acquirer, benefits hereunder shall cease, effective as of the date of the offer of employment, whether such Eligible Employee accepts the offer of employment or refuses it, unless such offer would require the Eligible Employee to transfer to a location which is more than 50 miles from their most recent Pentacon work location;

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     (g)  if the employee is identified for an Involuntary Reduction in Force and refuses employment at another Company location; provided, however, that an Eligible Employee whose employment is terminated as a result of their refusal to accept any such employment at a location that is more than 50 miles from their current work location shall not be ineligible for benefits hereunder by reason of such refusal. Any employee who is ineligible for benefits in accordance with this subsection will be separated as a Quit;

     (h) if the work performed by the employee is outsourced to an entity which is not an affiliate of Pentacon and the employee is offered employment with such entity; provided, however, if the Eligible Employee is offered employment with the outsource entity and such Eligible Employee refuses such employment because it would require that Eligible Employee to transfer to a location which is more than 50 miles from their current work location, such Eligible Employee shall not be ineligible for benefits hereunder by reason of such refusal. Moreover, if an Eligible Employee who is receiving benefits hereunder because they were not offered employment with the outsource entity is subsequently offered employment with such entity, benefits shall cease, effective as of the date of the offer of employment, whether such Eligible Employee accepts the offer of employment or refuses it, unless such offer would require the Eligible Employee to transfer to a location which is more than 50 miles from their most recent Pentacon work location;

     (i) if the employee has not been terminated as described in subsection (i) above and does not return to active employment within twenty-four (24) months of commencing a medical leave of absence; provided, however, if an Eligible Employee is medically cleared to return to work within such twenty-four (24) month period and does not return to active employment because a job is no longer available for such Eligible Employee, then such Eligible Employee shall be entitled to benefits under this Plan.

5.   SEVERANCE BENEFITS AND TRANSITION PAY.

     (a)  CASH SEVERANCE BENEFITS.

          (i) Notwithstanding any other provision herein to the contrary, the Cash Severance Benefit of an Eligible Employee who is eligible for benefits under Sections 3 and 4 shall be one week of Pay for each full year of Service, plus a pro rata portion of one (1) week's Pay for any partial year of Service (any fractional portion to be rounded up to the next full day), provided, however, in no event shall the total Cash Severance Benefits for any Eligible Employee hereunder exceed an amount equal to twenty-six (26) weeks of Pay.

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          (ii)  LIMITATION. In no event shall the Cash Severance Benefit under the Plan exceed 100% of an Eligible Employee's total compensation paid to such Eligible Employee by Pentacon for the calendar year immediately preceding the year in which the termination of employment occurs. Furthermore, no employee laid off within twelve (12) months of his or her hire date shall be eligible for the Cash Severance Benefit under this Plan.

     (b)  NOTICE PERIOD AND NOTICE PAY.

          (i) Each Eligible Employee who is entitled to benefits pursuant to Sections 3 and 4 shall be entitled to a non-working Notice Period of two weeks.

          (ii) Notice pay paid to an Eligible Employee shall be in addition to, and not offset against, the Cash Severance Benefit the Eligible Employee may be entitled to receive under Section 5(a) above.

     (c) PAID PERSONAL LEAVE. Employees shall be entitled to be paid for any accrued, unused Paid Personal Leave time in addition to the benefits hereunder. Payment for such accrued, unused Paid Personal Leave time shall be paid in a lump sum as soon as practicable following any Covered Termination. Eligible Employees shall cease to accrue time for Paid Personal Leave purposes as of the last day of their Notice Period.

     (d) OTHER BENEFITS. Pentacon may, through the actions of the Vice President of Human Resources, and with the consent of the Plan Administrator, continue health insurance, Employer-provided basic life insurance, and any other welfare benefits for any Eligible Employee during the period of severance payments, in each case, subject to and in accordance with the terms of the applicable plans; provided, however, that this subsection (d) does not obligate the Company to continue any such benefit or benefits to any employee, including any Eligible Employee, upon their termination of employment.

     (e) OUTPLACEMENT COUNSELING. Pentacon may, in its sole and absolute discretion, provide outplacement counseling or other services as and to the extent deemed appropriate by Pentacon and may require an Eligible Employee to execute a Release as a condition for receiving outplacement counseling and other services.

     (f) REDUCTION OF BENEFITS. Notwithstanding anything in this Plan to the contrary, an Eligible Employee's Cash Severance Benefit and notice pay shall be reduced by:

          (i) any amount paid or payable by Pentacon to or on behalf of the Eligible Employee by operation of Section 5 of the Worker Adjustment Retraining and Notification Act or any other federal or state law requiring the Employer to provide payment to an Eligible Employee for reasons also giving rise to benefit entitlement under this Plan; and

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          (ii)  any amount the Eligible Employee owes to Pentacon (other than properly documented business expenses) including, without limitation, unpaid bills under the corporate credit card program.

     (g) FORFEITURE OF BENEFITS. Pentacon reserves the right, in its sole and absolute discretion, to cancel all benefits under this Plan in the event an Eligible Employee engages in any activity that Pentacon considers detrimental to its interests as determined by the Company's Senior Vice President and General Counsel and the Vice President of Human Resources. Activities that Pentacon considers detrimental to its interests include, but are not limited to:

          (i) any effort on the part of the Eligible Employee, within one (1) year after the date the Release has been fully executed by the Eligible Employee and the Company, to recruit or solicit employees of Pentacon for employment with another company;

          (ii) breach of any obligations under the Eligible Employee's Agreement Relating to Intellectual Property and Confidential Information;

          (iii) making false or misleading statements about Pentacon, its officers or employees to competitors or customers or potential customers of Pentacon, or to current or former employees of Pentacon, including but not limited to making such statements on or through Internet-based chat rooms, bulletin boards or other like forums;

          (iv) an Eligible Employee's holding himself or herself out as an active employee of Pentacon subsequent to the date of their termination of employment; or

          (v)   breaching any of the terms of the Release.

     (h) SUBSEQUENT EMPLOYMENT. In the event an Eligible Employee is receiving benefits under circumstances more fully described in Sections 4(f) or 4(h) (except that such Eligible Employee was not offered continuing employment), such Eligible Employee shall have such benefits terminated if they later accept employment with the acquiring or outsource entity, as the case may be.

6.   FORM AND TIMING OF SEVERANCE BENEFITS.

     The Cash Severance Benefit shall be paid in periodic installments corresponding to the Eligible Employee's normal payroll period commencing as soon as practicable after the Eligible Employee's termination of employment and Notice Period. Payment shall cease in the event an Eligible Employee (i) accepts employment with another Pentacon entity,

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     (ii) is rehired by Pentacon, or (iii) is offered employment by Pentacon at a location that is not more than 50 miles from the location they last worked while employed by Pentacon.

     If the Eligible Employee dies before all Cash Severance Benefits have been paid, the balance of payments will be paid to the Eligible Employee's estate. Payment of benefits shall be completed within twelve (12) months of the Eligible Employee's termination of employment.

7.   ADMINISTRATION.

     (a) PLAN ADMINISTRATOR. The Plan Administrator for purposes of ERISA shall be Pentacon, Inc. The Plan Administrator may designate one or more persons to carry out its duties hereunder, but such designation shall not be a designation of such person or persons as the Plan Administrator, but shall constitute only the delegation of specific tasks to be carried out on behalf of the Plan Administrator.

          The Plan Administrator shall keep or cause to be kept such records and shall prepare or cause to be prepared such returns or reports as may be required by law or necessary for the proper administration of the Plan.

     (b) POWERS AND DUTIES OF PLAN ADMINISTRATOR. The Plan Administrator shall have the full discretionary power and authority to (i) construe and interpret the Plan (including, without limitation, supplying omissions from, correcting deficiencies in, or resolving inconsistencies or ambiguities in, the language of the Plan); (ii) determine all questions of fact arising under the Plan, including questions as to eligibility for and the amount of benefits; (iii) establish such rules and regulations (consistent with the terms of the Plan) as it deems necessary or appropriate for administration of the Plan; (iv) delegate responsibilities to others to assist it in administering the Plan; and
          (v) to perform all other acts it believes reasonable and proper in connection with the administration of the Plan. The Plan Administrator shall be entitled to rely on the records of Pentacon in determining any Eligible Employee's entitlement to and the amount of benefits payable under the Plan. Any determination of the Plan Administrator, including interpretations of the Plan and determinations of questions of fact, shall be final and binding on all parties.

     (c) ADDITIONAL DISCRETIONARY AUTHORITY. The Plan Administrator may take the following actions under the Plan:

          (i) subject to Section 3(b), grant benefits to an employee who would not otherwise be eligible for benefits under Section 3(a) above;

          (ii) waive the requirement set forth in Section 3(b) for any individual Eligible Employee or group of Eligible Employees to execute a Release;

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          (iii) subject to the provisions of Section 5(a)(ii), grant additional benefits to an Eligible Employee;

          (iv) pay benefits payable to an Eligible Employee in a single lump sum; and

          (v) extend the Notice Period for any individual Eligible Employee or group of Eligible Employees,

          provided, however, that the Plan Administrator shall take any such actions only to the extent they are set forth in a written notification to the affected Eligible Employee(s).

     (d)  PLAN YEAR. The Plan Year shall be the calendar year.

     (e) INDEMNIFICATION. To the extent permitted by law, Pentacon shall indemnify any and all fiduciaries under this Plan from all claims for liability, loss, or damage (including payment of expenses in connection with defense against such claims) arising from any act or failure to act in connection with the Plan.

8.   CLAIMS AND APPEALS PROCEDURES.

     (a) Any request or claim for Plan benefits shall be deemed to be filed when a written request is made by the claimant or the claimant's authorized representative which is reasonably calculated to bring the claim to the attention of the Plan Administrator.

     (b) The Plan Administrator shall provide notice in writing, including but not limited to electronic writing in accordance with the provisions of 29 CFRss.2520.104b-1(c)(1), to any claimant when a claim for benefits under the Plan has been denied in whole or in part. Such notice shall be provided within 90 days of the receipt by the Plan Administrator of the claimant's claim or, if special circumstances require, and the claimant is so notified in writing before the end of the said 90-day period, within 180 days of the receipt by the Plan Administrator of the claimant's claim. The notice shall be written in a manner calculated to be understood by the claimant and shall:

          (i)   set forth the specific reasons for the denial of benefits;

          (ii) contain specific references to Plan provisions relative to the denial;

          (iii) describe any material and information, if any, necessary for the claim for benefits to be allowed, not already received by the Plan Administrator, together with an explanation of the reason(s) such material or information is necessary; and

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          (iv)  advise the claimant that (i) any appeal of the Plan
                Administrator's adverse determination must be made in writing to the Plan Administrator within 60 days after receipt of the initial denial notification, and must set forth the facts upon which the appeal is based, and (ii) claimant may, if not satisfied with the Plan Administrator's decision on review, demand arbitration pursuant to the provisions in subsection (f) below.

     (c) If notice of the denial of a claim is not furnished within the time periods set forth above, the claim shall be deemed denied and the claimant shall be permitted to proceed to the review procedures set forth below. If the claimant fails to appeal the Plan Administrator's denial of benefits in writing and within 60 days after receipt by the claimant of written notification of denial of the claim (or within 60 days after a deemed denial of the claim), the Plan Administrator's determination shall become final and conclusive.

     (d) If the claimant appeals the Plan Administrator's denial of benefits in a timely fashion, the Plan Administrator shall re-examine all issues relevant to the original denial of benefits. Any such claimant or their duly authorized representative may review any pertinent documents, as determined by the Plan Administrator, and submit in writing any issues or comments to be addressed on appeal.

     (e) The Plan Administrator shall advise the claimant and such individual's representative of its decision, which shall be written in a manner calculated to be understood by the claimant, and include specific references to the pertinent Plan provisions on which the decision is based. Such response shall be made within 60 days of receipt of the written appeal, unless special circumstances require an extension of such 60-day period for not more than an additional 60 days. Where such extension is necessary, the claimant shall be given written notice of the delay. If the decision on review is not furnished within the time set forth above, the claim shall be deemed denied on review.

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     (f)  Any dispute, controversy, or claim arising out of or relating to any
          Plan benefit, including, without limitation, any dispute controversy or claim as to whether the decision of the Plan Administrator respecting the benefits under this Plan or interpretation of this Plan is arbitrary and capricious, that is not settled in accordance with the procedures outlined in Section 8, shall be settled by final and binding arbitration in accordance with the American Arbitration Association Employment Dispute Resolution Rules. Before resorting to arbitration, an aggrieved claimant must first follow the review procedure outlined in this Section of the Plan. If there is still a dispute after the procedures in this Section have been exhausted, the claimant must request arbitration in writing within six (6) months after the Plan Administrator issues, or is deemed to have issued, its determination under subsection (e) above.


          The arbitrator shall be selected by mutual agreement of the parties, if possible. If the parties fail to reach agreement upon appointment of an arbitrator within 30 days following receipt by one party of the other party's notice of desire to arbitrate, the arbitrator shall be selected from a panel or panels of persons submitted by the American Arbitration Association (the "AAA"). The selection process shall be that which is set forth in the AAA Employment Dispute Resolution Rules, except that, if the parties fail to select an arbitrator from one or more panels, AAA shall not have the power to make an appointment but shall continue to submit additional panels until an arbitrator has been selected.

          All fees and expenses of the arbitration, including a transcript if requested, will be borne by Pentacon. The arbitrator shall have no power to amend, add to or subtract from this Plan. The award shall be admissible in any court or agency action seeking to enforce or render unenforceable this Plan or any portion thereof. Any action to enforce or vacate the arbitrator's award shall be governed by the Federal Arbitration Act, if applicable.

9.   UNFUNDED OBLIGATION.

     All benefits payable under this Plan shall constitute an unfunded obligation of Pentacon. Payments shall be made, as due, from the general funds of Pentacon. This Plan shall constitute solely an unsecured promise by Pentacon to pay severance benefits to Eligible Employees to the extent provided herein.

10.  INALIENABILITY OF BENEFITS.

     No Eligible Employee shall have the power to transfer, assign, anticipate, mortgage or otherwise encumber any rights or any amounts payable or which may become payable under this Plan; nor shall any such rights or amounts payable or which may become payable under this Plan be subject to seizure, attachment, execution, garnishment or other legal or equitable process, or for the payment of any debts, judgments, alimony, or

                                       11
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     separate maintenance, or be transferable by operation of law in the event of bankruptcy, insolvency, or otherwise. In the event a person who is receiving or is entitled to receive benefits under the Plan attempts to assign, transfer or dispose of such right, or if an attempt is made to subject such right to such process, such assignment, transfer or disposition shall be null and void.

11.  WITHHOLDING.

     Pentacon shall have the right to withhold any taxes required to be withheld with respect to any benefits due under this Plan.

12.  AMENDMENT OR TERMINATION.

     Eligible Employees do not have any vested right to benefits under the terms of this Plan. Pentacon reserves the right, in its sole and absolute discretion, to amend or terminate the Plan at any time without prior notice to or the consent of any employee, including any Eligible Employee. No amendment or termination shall adversely affect the rights of any Eligible Employee whose employment terminated prior to the date such amendment or termination is adopted or effective, whichever is later. Any Eligible Employee whose employment continues after amendment of the Plan shall be governed by the terms of the Plan as so amended. Any Eligible Employee whose employment continues on or after the later of the date an amendment to terminate the Plan is adopted or effective shall have no right to any benefits whatsoever under the Plan.

13.  PLAN NOT A CONTRACT OF EMPLOYMENT; PENTACON'S POLICIES CONTROL.

     Nothing contained in this Plan shall give an employee the right to be retained in the employment of Pentacon. This Plan is not a contract of employment between Pentacon and any employee.

     Any dispute involving issues of employment other than claims for benefits under this Plan shall be governed by the appropriate employment dispute resolution policies and procedures of Pentacon.

14.  GOVERNING LAW.

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     The Plan is an employee welfare benefit plan within the meaning of Section
     3(1) of ERISA, and will be construed in accordance with the provisions of ERISA.

15.  SEVERABILITY.

     If any provision of this Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts of this Plan, but this Plan shall be construed and enforced as if said illegal or invalid provision had never been included herein.

16.  RECOVERY OF MISTAKEN PAYMENTS.

     An employee of the Company, whether or not an Eligible Employee under the terms of this Plan, shall be required to return to the Company any benefit payment, or portion thereof, made by a mistake of fact or law.

17.  NO REPRESENTATIONS TO THE CONTRARY.

     No employee, officer, director or other representative of the Company has the authority to alter, vary or modify the terms of the Plan, except as provided in Section 7(c) above. No oral representations contrary to the terms of the Plan and its authorized written amendments shall be binding upon the Plan, the Plan Administrator or the Company.


DATED:  __________________, 2001              PENTACON, INC.


                                          By:
                                              ------------------------

                                       Title:
                                              ------------------------

DATED:  __________________, 2001              PENTACON AEROSPACE GROUP, INC.


                                          By:
                                              ------------------------

                                       Title:
                                              ------------------------


DATED:  __________________, 2001              PENTACON INDUSTRIAL GROUP, INC.

                                       13
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                                          By:
                                              ------------------------

                                       Title:
                                              ------------------------


DATED:  __________________, 2001              PENTACON USA, L.P.


                                          By:
                                              ------------------------

                                       Title:
                                              ------------------------


DATED:  __________________, 2001              PENTACON PROPERTIES, L.P.


                                          By:
                                              ------------------------

                                       Title:
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